Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Nano Dimension Ltd.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Nano Dimension Ltd. and its subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Somekh Chaikin
Member Firm of KPMG International
We have served as the Company’s auditor since 2015.
Tel-Aviv, Israel
April 29, 2025

Nano Dimension Ltd

Consolidated Statements of Financial Position as at

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2024
Assets
Cash and cash equivalents	4.A	309,571	317,169
Bank deposits	4.C	541,967	440,790
Restricted deposits	4.B	60	537
Trade receivables	5.A	12,710	9,141
Other receivables	5.B	11,290	4,790
Inventory	6	18,390	16,899
Total current assets		893,988	789,326

Restricted deposits	4.B	881	768
Investment in securities	20.C	138,446	86,190
Property plant and equipment, net	7	16,716	14,143
Right-of-use assets	21.B	12,072	9,307
Intangible assets	8.A	2,235	2,155
Total non-current assets		170,350	112,563
Total assets		1,064,338	901,889

Liabilities
Trade payables		4,696	4,249
Other payables	10	25,265	22,461
Current portion of lease liability		4,473	3,968
Current portion of bank loan		38	138
Total current liabilities		34,472	30,816

Liability in respect of government grants	11	1,895	843
Employee benefits	18	2,773	4,700
Lease liability	21.C	8,742	6,547
Deferred tax liabilities	16.E	75	—
Bank loan		595	276
Total non-current liabilities		14,080	12,366
Total liabilities		48,552	43,182

Equity

		December 31,
	Note	2023	2024
Non-controlling interests		1,011	715

Share capital	12	400,700	409,145
Share premium and capital reserves		1,299,542	1,304,617
Treasury shares		(97,896)	(167,651)
Foreign currency translation reserve		2,929	1,044
Remeasurement of net defined benefit liability (IAS 19)		707	(2,062)
Accumulated loss		(591,207)	(687,101)
Equity attributable to owners of the Company		1,014,775	857,992

Total equity		1,015,786	858,707

Total liabilities and equity		1,064,338	901,889

Nano Dimension Ltd

Consolidated Statements of Profit or Loss and Other Comprehensive Income

U.S. dollars in thousands (except share and per share data)

		For the Year Ended
		December 31,
	Note	2022	2023	2024
Revenues	13	43,633	56,314	57,775
Cost of revenues	14	24,943	30,759	31,125
Cost of revenues - write-down of inventories and amortization of assets recognized in business combination and technology		4,639	97	1,655
Total cost of revenues		29,582	30,856	32,780
Gross profit		14,051	25,458	24,995
Research and development expenses	15.A	75,763	62,004	37,157
Sales and marketing expenses	15.B	38,833	31,707	26,951
General and administrative expenses	15.C	28,865	58,254	40,059
Other expenses (income), net	15.D	1,592	(1,627)	5,966
Impairment losses	7,8.C	40,523	—	1,283
Operating loss		(171,525)	(124,880)	(86,421)
Finance income	15.E	22,965	70,934	43,540
Finance expenses	15.F	79,471	1,652	53,645
Loss before taxes on income		(228,031)	(55,598)	(96,526)
Taxes expenses	16	(264)	(62)	(397)
Loss for the year		(228,295)	(55,660)	(96,923)
Loss attributable to non-controlling interests		(872)	(1,110)	(1,029)
Loss attributable to owners		(227,423)	(54,550)	(95,894)

Loss per share
Basic and diluted loss per share	17	(0.88)	(0.22)	(0.44)

Other comprehensive income items that after initial recognition in comprehensive income were or will be transferred to profit or loss
Foreign currency translation differences for foreign operations		(844)	2,368	(1,944)
Other comprehensive income items that will not be transferred to profit or loss
Remeasurement of net defined benefit liability (IAS 19), net of tax	18	2,508	(1,801)	(2,769)
Total other comprehensive income (loss) for the year		1,664	567	(4,713)
Total comprehensive loss for the year		(226,631)	(55,093)	(101,636)
Comprehensive loss attributable to non-controlling interests		(892)	(1,088)	(1,088)
Comprehensive loss attributable to owners of the Company		(225,739)	(54,005)	(100,548)

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

		Share			Foreign
		premium			currency
		and capital	Remeasurement	Treasury	translation	Accumulated		Non-controlling
	Share capital	reserves	of IAS 19	shares	reserve	loss	Total	interests	Total equity
For the year ended December 31, 2024:
Balance as of January 1, 2024	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	792	792
Loss for the year	—	—	—	—	—	(95,894)	(95,894)	(1,029)	(96,923)
Other comprehensive loss for the year	—	—	(2,769)	—	(1,885)	—	(4,654)	(59)	(4,713)
Exercise of warrants, options and vesting of RSUs	8,445	(8,445)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(69,755)	—	—	(69,755)	—	(69,755)
Share-based payment acquired	—	(363)	—	—	—	—	(363)	—	(363)
Share-based payments	—	13,883	—	—	—	—	13,883	—	13,883
Balance as of December 31, 2024	409,145	1,304,617	(2,062)	(167,651)	1,044	(687,101)	857,992	715	858,707

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

		Share			Foreign
		premium			currency
		and capital	Remeasurement	Treasury	translation	Accumulated		Non-controlling
	Share capital	reserves	of IAS 19	shares	reserve	loss	Total	interests	Total equity
For the year ended December 31, 2023:
Balance as of January 1, 2023	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	1,332	1,332
Loss for the year	—	—	—	—	—	(54,550)	(54,550)	(1,110)	(55,660)
Other comprehensive loss for the year	—	—	(1,801)	—	2,346	—	545	22	567
Exercise of warrants, options and vesting of RSUs	12,294	(12,294)	—	—	—	—	—	—	—
Repurchase of treasury shares	—	—	—	(96,387)	—	—	(96,387)	—	(96,387)
Share-based payment acquired	—	(4,459)	—	—	—	—	(4,459)	—	(4,459)
Share-based payments	—	20,101	—	—	—	—	20,101	—	20,101
Balance as of December 31, 2023	400,700	1,299,542	707	(97,896)	2,929	(591,207)	1,014,775	1,011	1,015,786

Nano Dimension Ltd

Consolidated Statements of Changes in Equity

U.S. dollars in thousands (except share and per share data)

		Share			Foreign
		premium			currency
		and capital	Remeasurement	Treasury	translation	Accumulated		Non-controlling
	Share capital	reserves	of IAS 19	shares	reserve	loss	Total	interests	Total equity
For the year ended December 31, 2022:
Balance as of January 1, 2022	386,665	1,266,027	—	(1,509)	1,407	(309,234)	1,343,356	875	1,344,231
Investment of non-controlling party in subsidiary	—	—	—	—	—	—	—	784	784
Loss for the year	—	—	—	—	—	(227,423)	(227,423)	(872)	(228,295)
Other comprehensive loss for the year	—	—	2,508	—	(824)	—	1,684	(20)	1,664
Exercise of warrants, options and vesting of RSUs	1,741	(1,741)	—	—	—	—	—	—	—
Share-based payment acquired	—	(1,005)	—	—	—	—	(1,005)	—	(1,005)
Share-based payments	—	32,913	—	—	—	—	32,913	—	32,913
Balance as of December 31, 2022	388,406	1,296,194	2,508	(1,509)	583	(536,657)	1,149,525	767	1,150,292

Nano Dimension Ltd

Consolidated Statements of Cash Flows

U.S. dollars in thousands (except share and per share data)

	For the Year Ended December 31,
Statements of Cash Flows	2022	2023	2024
Cash flow from operating activities:
Net loss	(228,295)	(55,660)	(96,923)
Adjustments:
Depreciation and amortization	7,283	6,544	6,675
Impairment losses	40,523	—	1,283
Financing income, net	(1,769)	(46,281)	(42,183)
(Loss) gain from revaluation of financial liabilities accounted at fair value	(4,516)	461	32
Loss (gain) from revaluation of financial assets accounted at fair value	62,791	(23,462)	52,256
Loss from disposal of property plant and equipment and right-of-use assets	948	326	67
Increase in deferred tax	(581)	(11)	—
Share-based payments	32,563	20,101	13,883
Other	166	164	150
	137,408	(42,158)	32,163
Changes in assets and liabilities:
Decrease (increase) in inventory	(4,603)	(340)	387
Decrease (increase) in other receivables	(1,978)	(5,775)	6,078
Decrease (increase) in trade receivables	(1,992)	(5,603)	2,950
Increase (decrease) in other payables	5,281	4,856	(1,150)
Increase (decrease) in employee benefits	1,497	(1,478)	(562)
Increase in trade payables	628	1,089	47
	(1,167)	(7,251)	7,750
Net cash used in operating activities	(92,054)	(105,069)	(57,010)

Cash flow from investing activities:
Change in bank deposits	141,555	(189,060)	100,530
Interest received	17,465	41,529	42,806
Change in restricted bank deposits	(327)	(27)	(377)
Acquisition of property plant and equipment	(9,388)	(9,098)	(2,196)
Acquisition of intangible asset	—	(1,524)	(711)
Acquisition of subsidiaries, net of cash acquired	(31,057)	—	—
Payment of a liability for contingent consideration in a business combination	(10,708)	(9,255)	—
Acquisition of financial assets in fair value through profit and loss	(177,775)	—	—
Decrease in deposit in escrow	3,362	—	—
Other	(800)	835	—
Net cash from (used in) investing activities	(67,673)	(166,600)	140,052

Cash flow from financing activities:
Lease payments	(4,151)	(4,823)	(4,524)
Bank loan repayment	(406)	(536)	(180)
Proceeds from non-controlling interests	510	1,089	555
Amounts recognized in respect of government grants liability	(221)	(298)	(180)
Payments of share price protection recognized in business combination	(1,005)	(4,459)	(363)
Repurchase of treasury shares	—	(96,387)	(69,755)
Net cash used in financing activities	(5,273)	(105,414)	(74,447)
Increase (decrease) in cash and cash equivalents	(165,000)	(377,083)	8,595
Cash and cash equivalents at beginning of the year	853,626	685,362	309,571
Effect of exchange rate fluctuations on cash	(3,264)	1,292	(997)
Cash and cash equivalents at end of the year	685,362	309,571	317,169

Non-cash transactions:
Intangible asset acquired on credit	—	711	—
Property plant and equipment acquired on credit	52	214	69
Recognition of a right-of-use asset	15,196	929	1,275

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 1 – General

A.	Reporting Entity

Nano Dimension Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s principle executive office 300 5th Avenue, Suite 1010, Waltham MA 02451. Unless otherwise indicated, all references to the “Company,” or the “Group” refer to Nano Dimension Ltd. and its subsidiaries, Global Inkjet Systems Ltd. (“GIS”), a United Kingdom corporation, Nano Dimension Technologies Ltd. (“Nano Tech”), an Israeli corporation, Essemtec AG (“Essemtec”) and Nano Dimension Swiss GmbH (“Nano Swiss”), Swiss corporations, Formatec Holding B.V. (“Formatec Holding”) (which is in the process of liquidation), Admatec Europe B.V. (“Admatec”) (which is in the process of liquidation) and Formatec Technical Ceramics B.V. (“Formatec”) (which is in the process of liquidation), Dutch corporations, Nano Dimension USA Inc. (“Nano USA”), a Delaware corporation, Essemtec USA, LLC, a Delaware limited liability company, Nano Dimension GmbH (“Nano Germany”) and Essemtec Deutschland GmbH, German corporations, Nano Dimension Australia Pty Ltd. (“Nano Australia”), an Australian corporation, Nano Dimension (HK) Limited, a Hong Kong corporation, Essemtec France SAS, a French corporation, Nano Dimension NY Ltd., a New York corporation, and Nano Dimension Trading (Shenzhen) Ltd., a Chinese corporation. The Company engages in industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science. These solutions are used for design-to-manufacturing of electronics and mechanical parts by advanced industrial customers in aerospace, defense, automotive, electronics, medical, research and academia, as well as government organizations. Since March 2016, the Company’s American Depositary Shares (“ADSs”) have been trading on the Nasdaq Capital Market (“Nasdaq”).

B.	Material events in the reporting period
(1)	Iron Swords War in Israel

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks (the “Iron Swords War”). Following this, there was a decrease in Israel’s economic and business activity. The security situation has led, inter alia, to a disruption in the chain of supply and production, a decrease in the volume of national transportation, a shortage in manpower as well as a decrease in the value of financial assets and a rise in the exchange rate of foreign currencies in relation to the NIS. There was no material impact on the Company’s operations and revenues.

(2)	Desktop and Markforged acquisitions
i.

On July 2, 2024, the Company entered into a definitive merger agreement with Desktop Metal, Inc. (NYSE: DM), pursuant to which a wholly owned merger subsidiary wholly owned by the Company would merge with and into Desktop Metal. For further information on the consummation of the merger see Note 24 (events after the reporting date).

Desktop offers a comprehensive portfolio of integrated additive manufacturing solutions comprised of hardware, software, materials, and services with support for metals, polymers, elastomers, ceramics, sands, composites, and biocompatible materials through pioneering a new generation of additive manufacturing technologies focused on Additive Manufacturing 2.0, the volume production of end use parts.

ii.

On September 25, 2024, the Company entered into a definitive merger agreement with Markforged Holding Corporation (NYSE: MKFG), pursuant to which a wholly owned merger subsidiary wholly owned by the Company would merge with and into Markforged. For further information on the consummation of the merger see Note 24 (events after the reporting date).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Markforged designs, produces and markets cloud-based software products (including its software engable platform the Digital Forge) and hardware products, including precise and reliable 3D printers, proprietary metal and composite materials to bring industrial production to the point of need on the factory floor.

Note 2 – Basis of Preparation

A.	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

The consolidated financial statements were authorized for issuance by the Company’s board of directors on April 29, 2025.

B.	Functional and presentation currency

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates.

C.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following assets and liabilities:

●	Financial instruments, derivatives and other assets and liabilities measured at fair value through profit or loss;
●	Deferred tax assets and liabilities; and
●	Assets and liabilities for employee benefits.

For further information regarding the measurement of these assets and liabilities see Note 3 regarding material accounting policies.

D.	Operating Cycle

The operating cycle period of the Group is 12 months.

E.	Use of estimates

The preparation of financial statements in conformity with IFRS as issued by the International Accounting Standards Board requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Company to make assumptions regarding circumstances and events that involve considerable uncertainty. The Company’s management prepares the estimates on the basis of past experiences, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in the following notes:

–     Acquisitions of subsidiary

The Group measures the fair value of the consideration transferred (including contingent consideration) and fair value of the assets acquired and liabilities assumed, in business combination transactions. For information on details on fair value measurement in acquisition of subsidiaries, see Note 9 regarding business combinations.

–     Estimated impairment of non-financial assets

The Group examines whether there was an impairment of goodwill, intangibles and property, plant and equipment that were allocated to cash generating units, in accordance with the accounting policy presented in Note 3 below. Recoverable amounts of cash-generating units were determined on the basis of value-in-use calculations. These calculations require the use of estimates.

For information on key assumptions used in calculation of the recoverable amount, see Note 8.C.

–     Fair value measurement of financial instruments

The Company accounts for financial liabilities relating to contingent liabilities arising from a business combination, warrants and related derivatives at fair value through profit or loss. The fair values of these instruments are determined by using the Monte Carlo simulation method and the Black-Scholes model and assumptions regarding unobservable inputs used in the valuation model including the probability of meeting revenue targets, and weighted average cost of capital, all of which can lead to profit or loss from a change in the fair value of these instruments.

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

●	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
●	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.
●	Level 3: inputs that are not based on observable market data (unobservable inputs).

For information on details regarding fair value measurement at Level 2 and sensitivity analysis see Note 20.D regarding financial instruments.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 3 – Material Accounting Policies

The accounting policies of the Group set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by Group entities.

A.	Basis of consolidation
(1)	Business combination

The Group accounts for business combinations using the acquisition method when the acquired set of activities and assets meets the definition of a business and control is transferred to the Group. In determining whether a particular set of activities and assets is a business, the Group assesses whether the set of assets and activities acquired includes, at a minimum, an input and substantive process and whether the acquired set has the ability to produce outputs. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, then the Group may implement the concentration test, according to which the set of assets and activities acquired do not constitute a business. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on an acquisition according to the fair value of the consideration transferred, less the net amount of the identifiable assets acquired and the liabilities assumed. Any goodwill that arises is tested annually for impairment.

Any contingent consideration is measured at fair value at the date of acquisition. If an obligation to pay contingent consideration that meets the definition of a financial instrument is classified as equity, then it is not remeasured and settlement is accounted for within equity. Otherwise, other contingent consideration is classified as a financial liability and remeasured at fair value at each reporting date, and subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control is lost. The accounting policies of the subsidiaries are aligned with the policies adopted by the Group.

(3)	Non-controlling interest

Non-controlling interests comprise the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company.

Profit or loss and any part of other comprehensive income are allocated to the owners of the Company and the non-controlling interests. Total profit or loss and other comprehensive income is allocated to the owners of the Company and the non-controlling interests even if the result is a negative balance of non-controlling interests.

B.	Foreign currency
(1)	Foreign currency transactions

Transactions in currencies other than the USD are translated into the functional currency of the Group at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in foreign currency translated at the exchange rate at the end of the year.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Foreign currency differences arising from translation are recognized in profit or loss.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising upon acquisition, are translated to USD at exchange rates at the reporting date. The income and expenses of foreign operations are translated to USD at exchange rates at the dates of the transactions, mainly the average exchange rates during the period.

Foreign currency differences are recognized in other comprehensive income and are presented in equity in the foreign currency translation reserve (hereinafter – “translation reserve”).

When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

(3)	Below are details regarding the Consumer Price Index of the New Israeli Shekel (“NIS”) and the exchange rate of Euro, Swiss Franc (“CHF”) and British Pound (“GBP”):

	Consumer
	Price Index	Euro	CHF	NIS	GBP
December 31, 2024	114.80	1.04	1.10	0.27	1.25
December 31, 2023	111.20	1.11	1.19	0.28	1.27
December 31, 2022	108.00	1.07	1.08	0.28	1.20
Change in percentages:
Year ended December 31, 2024	3.24	(5.88)	(7.14)	(0.55)	(1.55)
Year ended December 31, 2023	2.96	3.71	9.70	(2.98)	5.80
Year ended December 31, 2022	5.26	(5.62)	(0.54)	(11.62)	(10.80)

C.	Revenue recognition

The Group recognizes revenue when the customer obtains control over the promised goods or services. On the contract’s inception date, the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer goods or services (or a bundle of goods or services) that are distinct.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. The Group’s identified performance obligations include: printer, ink, maintenance (which is generally provided for a period of up to one year), training and installation.

In some cases, the Group recognizes a warranty as a distinct service to the customer and is, therefore, a distinct performance obligation.

Revenue is allocated among performance obligations in a manner that reflects the consideration that the Group expects to be entitled to for the promised goods based on the standalone selling prices (“SSP”) of the goods or services of each performance obligation.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

If a stand-alone selling price is not directly observable, the Group allocates the transaction price to the identified performance obligations based on the residual approach, while allocating the estimated standalone selling prices for performance obligations relating to maintenance, training and installation services, and the residual is allocated to the printer.

Revenues allocated to the printers, installation and training, and ink and other consumables are recognized when the control is passed in accordance with the contract terms at a point in time.

Maintenance revenue is recognized ratably, on a straight-line basis, over the period of the services. Revenue from training and installation is recognized at the time of performance.

Revenues from the provision of development services, which are contingent on the existence of milestones, are recognized solely on the existence of the relevant milestone.

When the consideration for the contract is in a form other than cash, the Group measures the non-cash consideration at fair value. In trade-up contracts, the Group delivers new printer and receives previous model printer and cash. The Group needs to evaluate the fair value of the printer received. In doing so, the Group measures the difference between the SSP of the new printer and the cash received.

D.	Financial instruments
(1)	Trade receivables

The Group initially recognizes trade receivables on the date that they are created. A trade receivables without a significant financing component is initially measured at the transaction price and subsequently measured at amortized cost. Receivables originating from contract assets are initially measured at the carrying amount of the contract assets on the date classification was changed from contract asset to receivables.

On each reporting date, the Group assesses whether the trade receivables carried at amortized cost are credit-impaired. The Group’s policy for estimating the credit losses on trade receivables includes analysis of such items as aging, credit worthiness, payment history, and historical bad debt experience.

Provisions for expected credit losses of financial assets measured at amortized cost are deducted from the gross carrying amount of the financial assets.

(2)	Investment in securities

The Group measures investment in equity instruments in fair value through profit and loss.

(3)	Repurchase of share capital

When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus on the transaction is carried to share premium, whereas a deficit on the transaction is deducted from retained earnings.

E.	Property plant and equipment

Property, plant and equipment are presented according to cost, including directly attributed acquisition costs, minus accumulated depreciation and losses from accrued decrease in value.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The cost of printers used for internal purposes, which are classified as property, plant and equipment, includes the cost of materials and direct labor, and any other costs directly attributable to bringing the assets to a working condition for their intended use.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of the fixed asset item, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

The estimated useful lives for the current and comparative periods are as follows:

%
Machinery, equipment and vehicles	7 – 25
Computers and peripherals (mainly 33%)	13 – 33
Office furniture and equipment	7 – 20
Leasehold Improvements	10 – 30
Buildings	3.5

F.	Intangible assets
(1)	Research and development

Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset.

The Group did not capitalize development expenses because the Group estimated that not all aforementioned conditions were met.

(2)	Other intangible assets

Other intangible assets that are acquired by the Group are measured at cost less accumulated amortization and accumulated impairment losses.

(3)	Amortization

Amortization is recognized in profit or loss on a straight-line basis, over the estimated useful lives of the intangible assets from the date they are available for use, since these methods most closely reflect the expected pattern of consumption of the future economic benefits embodied in each asset.

G.	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted averages method, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

H.	Impairment of non-financial assets

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Determining cash-generating units

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

Allocation of goodwill to cash-generating units or a group of cash-generating units

For the purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes.

Goodwill acquired in a business combination is allocated to a group of cash-generating units, including those existing in the Group before the business combination, that are expected to benefit from the synergies of the combination. Therefore, the Group tests the goodwill acquired from the acquisitions of its subsidiaries, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units.

The Group’s corporate assets

The Group recognizes technology assets, including technology assets recognized in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets cannot be allocated reasonably and consistently to cash-generating units and therefore are allocated to the Group level.

Recognition of impairment loss

An impairment loss is recognized if the carrying amount of an asset or a cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a group of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the cash-generating units on a pro rata basis.

I.	Provisions

A provision for claims is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. When the value of time is material, the provision is measured at its present value.

A provision for warranties is recognized when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

J.	Government grants

Grants received from the Israeli Innovation Authority (“IIA”) are recognized as a liability according to their fair value on the date of their receipt. The amount of the liability is reexamined each period, and any changes in the present value of the cash flows discounted at the original interest rate of the grant are recognized in profit or loss. Expenses related to revaluation of the liability in respect of government grants were recognized in the statements of profit or loss and other comprehensive income as finance expenses.

K.	Leases

Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments, and concurrently recognizes a right-of-use asset at the same amount of the lease liability.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model, and depreciated on a straight-line basis over the shorter of the lease term or useful life of the asset, as follows:

Buildings	2-7 years
Vehicles	3 years

The lease term is the non-cancellable period of the lease plus periods covered by an extension or termination option if it is reasonably certain that the lessee will or will not exercise the option, respectively.

The Group has elected to apply the practical expedient by which short-term leases of up to one year and/or leases in which the underlying asset has a low value, are accounted for such that lease payments are recognized in profit or loss on a straight-line basis, over the lease term, without recognizing an asset and/or liability in the statement of financial position.

For lease contracts that contain non-lease components, such as services or maintenance, which are related to a lease component, the Group elected to account for the contract as a single lease component without separating the components.

L.	Financing income and expenses

Financing income is comprised of interest income on deposits, revaluation of liability in respect of government grants, foreign currency gains and fair value changes of financial liabilities and assets through profit and loss.

Financing expenses are comprised of bank fees, foreign currency losses , revaluation of liability in respect of government grants and fair value changes of financial liabilities through profit and loss.

In the statements of cash flows, interest paid is presented as part of cash flows from financing activities and interest received is presented as part of cash flows from investing activities.

Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position.

M.	Income tax expenses

Income tax comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to a business combination or recognized directly in equity or in other comprehensive income to the extent they relate to items recognized directly in equity or in other comprehensive income.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized for unused tax losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets that were not recognized are reevaluated at each reporting date and recognized if it has become probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their current tax assets and liabilities will be realized simultaneously.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

For more information regarding the deferred tax assets and liabilities, see note 16.

N.	Employee benefits

Post-employment benefits

The Group’s liability for severance pay for its Israeli employees is mainly calculated pursuant to Israeli Severance Pay Law (1963) (the “Severance Pay Law”). The Group’s liability is covered by monthly deposits with severance pay funds and insurance policies. For most of the Group’s employees, the payments to pension funds and to insurance companies exempt the Group from any obligation towards its employees, in accordance with Section 14 of the Severance Pay Law, which is accounted for as a defined contribution plan. Accumulated amounts in pension funds and in insurance companies are not under the Group’s control or management and, accordingly, neither those amounts nor the corresponding accrual for severance pay are presented in the consolidated statements of financial position.

Post-employment benefits for Essemtec employees are treated as defined benefit plans.

O.	Share-based payment transactions

The Group mainly uses grants of restricted share units (“RSUs”) in order to incentivize the performance of officers and other key employees, and to members of the board of directors who are not employees. The grant date fair value of share-based payment awards granted is recognized as a shared-based payments expenses, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. Share-based payment arrangements in which the subsidiary grants rights to parent company equity instruments to its employees are accounted for by the Group as equity-settled share-based payment transactions.

P.	The amount recognized as an expense in respect of share-based payment awards that are conditional upon meeting service and non-market performance conditions, is adjusted to reflect the number of awards that are expected to vest. New standards, amendments to standards and interpretations not yet adopted

IFRS 18, Presentation and Disclosure in Financial Statements. This standard replaces IAS 1, Presentation of Financial Statements. The standard provides guidance for improving the structure and content of the financial statements, particularly the income statement. The standard includes new disclosure and presentation requirements as well as requirements that were taken from IAS 1, Presentation of Financial Statements. As part of the new disclosure requirements, it is required to present two subtotals in the income statement: operating profit and profit before financing and taxes. The standard’s initial date of application is for annual reporting periods beginning on or after January 1, 2027 with earlier application being permitted. The Group is examining the effects of the standard on its financial statements with no plans for early adoption.

Note 4.A – Cash and cash equivalents

	December 31,
	2023	2024
Denominated in NIS	24,537	13,035
Denominated in USD	278,993	297,577
Denominated in GBP	663	559
Denominated in EURO	3,913	2,259
Denominated in CHF	1,437	3,669
Other	28	70
	309,571	317,169

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 4.B – Restricted deposits

The Group has restricted bank deposits of $1,305 (2023: $941). Restricted deposits of $757 for the lease of its offices and labs, $488 advance payment guarantee issued for customers and $60 for credit cards. The restricted deposits are not linked and bear an annual interest rate of 0.01%-4.56%. The Group expects to lease its offices and labs for a period of more than a year, thus the restricted deposits were classified as a non-current assets. The restricted deposit for the credit cards was classified as a current asset. $477 of the restricted deposits for the advance payment guarantees were classified as current assets and $11 were classified as a non-current assets.

Note 4.C – Bank deposits

The Group has unrestricted bank deposits of $440,790 (2023: $541,967), which are presented under current assets. The deposits bear an annual and fixed interest rate of between 4.5%-6.25%. The deposits period is between three months to one year.

Note 5.A – Trade receivables

	December 31,
	2023	2024
Trade receivables	13,370	9,952
Provision for impairment (*)	(660)	(811)
	12,710	9,141
(*)	All impairment losses derive from contracts with customers.

Note 5.B – Other receivables

	December 31,
	2023	2024
Government authorities	1,956	1,868
Prepaid expenses	1,777	1,402
Others	7,557	1,520
	11,290	4,790

Presented under current assets	11,290	4,790

Note 6 – Inventory

	December 31,
	2023	2024
Raw materials and work in progress	12,134	10,721
Finished goods	6,256	6,178
	18,390	16,899

In 2023, the Group’s warehouse located in the south of Israel suffered physical damage due to a direct missile hit related to the Iron Swords War, as described in Note 1(B)(1). As a result, damaged inventory in the amount of $4,959 was written off. The damage was covered by government authorities and the Company’s insurance policy, part of which was received in 2023, and the remainder 2024. The net excess over the cost of the inventory damaged, was recognized as other income, $371 in 2024 and $3,774 in 2023.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 7 – Property plant and equipment, net

	Machinery,		Office
	equipment	Computers	furniture
	and	and	and	Leasehold
	vehicles	peripherals	equipment	improvements	Buildings	Total
Cost
As of January 1, 2023	11,809	3,945	1,591	6,130	6,060	29,535
Additions	7,179	984	241	3,509	110	12,023
Disposals	(393)	(13)	(23)	(204)	—	(633)
Effect of changes in exchange rates	454	111	44	16	611	1,236
As of December 31, 2023	19,049	5,027	1,853	9,451	6,781	42,161
Additions	2,270	196	76	246	—	2,788
Disposals	(3,865)	(65)	(39)	(1,064)	—	(5,033)
Effect of changes in exchange rates	(561)	(62)	(59)	(38)	(484)	(1,204)
As of December 31, 2024	16,893	5,096	1,831	8,595	6,297	38,712

Depreciation accrued
As of January 1, 2023	11,809	3,945	1,591	6,130	217	23,692
Additions	921	169	70	581	231	1,972
Disposals	(253)	(8)	(7)	(111)	—	(379)
Effect of changes in exchange rates	(14)	81	43	11	39	160
As of December 31, 2023	12,463	4,187	1,697	6,611	487	25,445
Additions	1,137	338	93	757	237	2,562
Disposals	(2,978)	(65)	(38)	(1,065)	—	(4,146)
Impairment loss	1,283	—	—	—	—	1,283
Effect of changes in exchange rates	(352)	(92)	(76)	(8)	(47)	(575)
As of December 31, 2024	11,553	4,368	1,676	6,295	677	24,569

Carrying amount
As of December 31, 2023	6,586	840	156	2,840	6,294	16,716
As of December 31, 2024	5,340	728	155	2,300	5,620	14,143

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 8 – Intangible assets

A.Movement in carrying amount

				Other
			Development	intangible
	Goodwill	Technology	Costs	assets	Total
Cost
As of January 1, 2023	111,294	48,436	7,672	5,398	172,800
Additions	—	2,235	—	—	2,235
As of December 31, 2023	111,294	50,671	7,672	5,398	175,035
As of December 31, 2024	111,294	50,671	7,672	5,398	175,035

Amortization and impairment losses
As of December 31, 2023	(111,294)	(48,436)	(7,672)	(5,398)	(172,800)
Amortization	—	(80)	—	—	(80)
As of December 31, 2024	(111,294)	(48,516)	(7,672)	(5,398)	(172,880)
Carrying amount
As of December 31, 2023	—	2,235	—	—	2,235
As of December 31, 2024	—	2,155	—	—	2,155

B.Additions and Amortization

In August 2023, the Group acquired the technology and intellectual property of the U.K.-based company, Additive Flow, which supplies solutions for 3D design simulation and optimization, for 1,760 thousand GBP ($2,235). The technology is amortized from the date it is available for use through cost of revenues over the estimated useful life of 7 years.

C.Impairment testing for cash-generating units containing goodwill

In 2022, for the purposes of goodwill impairment testing, goodwill acquired in a business combination was allocated to a group of cash-generating units, including those existing in the Group before the business combination, that were expected to benefit from the synergies of the combination. Therefore, the Group tested the goodwill acquired from the acquisition of GIS and Formatec Holding, at the Group’s level, since the goodwill cannot be allocated to individual cash-generating units. Moreover, the Group recognized technology assets that were acquired in business combinations, as corporate assets that do not generate separate cash inflows and are utilized by more than one cash-generating unit. Those technology assets could not be allocated reasonably and consistently to cash-generating units and therefore were allocated to the Group level.

The estimated recoverable amount of the cash generating units was based on the higher between the fair value less costs of disposal and the value-in-use of the Group. The value-in-use was determined by discounting the future cash flows to be generated from the continuing use of the Group, with the assistance of independent valuers. The carrying amount of the cash-generating units was determined to be higher than its recoverable amount and impairment loss of $40,523 was recognized in 2022. The impairment loss was allocated to goodwill, intangible assets and property plant and equipment.

The estimated fair value less cost of sale of some property, plant and equipment assets and right of use assets was higher than its carrying amount, and therefore the impairment loss was not allocated to those assets.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Key assumptions used in calculation of recoverable amount

Key assumptions used in the calculation of recoverable amounts are discount rates, revenues terminal value growth rates and EBITDA (earnings before interest, tax, depreciation and amortization) margins. These assumptions are as follows:

(1)	Discount rate

The discount rate was estimated based on an industry average weighted average cost of capital, without debt leveraging, and was estimated to 21%. The discount rate was based on the risk-free rate for 2-year debentures issued by the government in the relevant market and adjusted for a risk premium to reflect the increased risk of investing in equities, a small stock premium and a company specific risk premium.

(2)	Revenues and revenues terminal growth rate

The Company’s estimated revenues were based on the Company’s budget, growth plans and available market information. Revenues annual growth rate was expected to gradually decrease from 35.8% in 2023 to 21.5% in 2027.

(3)	EBITDA margin

EBITDA margin was expected to gradually increase from a negative 153.8% in 2023, to negative 47.6% in 2027.

(4)	Tax expenses

Due to significant operating losses throughout the projection period, no tax expenses were recognized.

Note 9 – Subsidiaries

A.	Details in respect of subsidiaries

Presented hereunder is a list of the main Group’s subsidiaries:

	Principal location of the
Name of company	company’s activity	%
Nano Dimension Technologies Ltd.	Israel	100%
Nano Dimension USA Inc.	USA	100%
Nano Dimension (HK) Limited	Asia-Pacific	100%
Nano Dimension GmbH	Germany	100%
J.A.M.E.S GmbH	Germany	50%
Essemtec AG	Switzerland	100%
Nano Dimension Swiss GmbH	Switzerland	100%
Global Inkjet Systems Ltd.	UK	100%
Formatec Holding B.V.	Netherlands	100%

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

B.	Acquisition of subsidiaries

Business combinations during 2022

(1)	Acquisition of GIS

On January 4, 2022, the Company acquired 100% of the shares and voting interests in GIS, a company incorporated under the laws of England & Wales. GIS is a developer and supplier of high-performance control electronics, software, and ink delivery systems. Taking control of GIS will enable the Group access to GIS’s technology and software, and will enable faster product development.

Consideration transferred

The following table summarizes the acquisition date fair value of each major class of consideration:

Cash	23,568
Deferred consideration	772
Earn-out cash consideration – Contingent consideration	5,196
Total consideration transferred	29,536

a)	Deferred consideration

The Company will pay GIS’s selling shareholders the amount of GBP 1,000 thousand (as of January 4, 2022, approximately $1,349) on April 1, 2024. The deferred consideration for shareholders who represent approximately 39% of the selling shareholders was contingent on their continued employment. Therefore, this amount was not part of the business combination, but of the employee benefits as described in note 18. Regarding the amendment of the share purchase agreement in respect of deferred consideration, see below.

b)	Earn-out cash consideration – Contingent Consideration

The Company will pay GIS’s selling shareholders earn-out payments, depending on certain targets, in an aggregate amount of up to GBP 7,000 thousand (“GIS earn-out consideration”). One of the targets was based on EBITDA (“GIS EBITDA target”).

The earn-out consideration for shareholders who represent approximately 39% of the selling shareholders, was contingent on their continued employment. Therefore, this amount was not part of the business combination, but of the employee benefits as described in note 18.

In August 2022, the Company paid GBP 1,000 thousand ($1,163), after GIS surpassed the GIS EBITDA target.

Amendment to the deferred and Contingent Consideration

In July 2022, an amendment to the GIS share purchase agreement was signed, in which the terms of the deferred and contingent consideration were updated, as follows:

1)	The deferred consideration will amount to GBP 750 thousand and will be paid on March 31, 2023 (except for one selling shareholder, as detailed below). There is no change in the condition that 39% of the selling shareholders are required to continue employment in order to be entitled to this consideration.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

2)	The remaining contingent consideration that has not yet been paid in the amount of up to GBP 6,000 thousand, will be reduced to amount of GBP 4,500 thousand and will be paid unconditionally on March 31, 2023 (except for one selling shareholder, as detailed below). There is no change in the condition that 39% of the selling shareholders are required to continue employment in order to be entitled to this consideration.
3)	One selling shareholder (among the shareholders that are required to the continued employment) will receive his share of the updated deferred consideration on the following dates on the condition he remains employed: approximately GBP 522 thousand on June 30, 2023; approximately GBP 348 thousand on June 30, 2024; approximately GBP 435 thousand on June 30, 2025.

According to the amendment, the Company paid during 2023 an amount of $5,544 in order to settle the unconditional liabilities mentioned above. The conditional liabilities were treated as employee benefits.

c)	Acquisition-related costs

The Group incurred acquisition-related costs of $1,094 of legal fees and due diligence costs. These costs have been included in other expenses.

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	5,409
Inventories	3,396
Other current assets	1,199
Property and equipment	139
Technology	5,924
Customer relationships	548
Goodwill	14,580
Trade accounts payable	(12)
Other accounts payable and accrued expenses	(1,064)
Deferred tax	(583)
Total identifiable net assets acquired	29,536

Measurement of fair value

Below is information regarding the way the Group determined the fair value of assets and liabilities recognized as part of the business combination:

a)Intangible assets

The fair value of the technology asset is determined using the multi-period excess earnings method, whereby the subject asset is valued by the discounted net cash flows expected to be generated by the technology, after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of customer relationship asset is based on the cost saving method, whereby the subject asset is valued by the discounted estimated payments that are expected to be avoided as a result of the customer relationship being owned.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

b)	Inventories

The fair value of inventories is determined based on the estimated selling price in the ordinary course of business less estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

c)	Deferred revenues

The fair value of the deferred revenues is determined based on estimated costs to be incurred in order to fulfill the performance obligation that exists.

The aggregate cash flows derived for the Group as a result of the acquisition:

Cash and cash equivalents paid	(23,568)
Cash and cash equivalents of GIS	5,409
(18,159)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of GIS’s work force, its technology and the synergies expected to be achieved from integrating GIS into the Group’s existing 3D Technologies and business. None of the goodwill recognized is expected to be deductible for tax purposes.

(2)	Acquisition of Formatec Holding

On July 7, 2022, the Group acquired 100% of the shares and voting interests in Formatec Holding. Formatec Holding is the owner of two Dutch companies: Admatec and Formatec. Admatec and Formatec operate in the field of 3D printing of non-electronic components from ceramic and metallic materials. Admatec is a manufacturer and marketer of these types of 3D printers and provides various services in this field of printing. Formatec develops and sells printers and materials and provides printing services to customers, both models and of final products (which may also be produced using traditional systems, and not necessarily using 3D printing).

Consideration transferred

The total consideration for the purchased Formatec Holding shares was paid in cash in the amount of approximately $13,611.

The Group incurred acquisition-related costs of $888 of legal fees and due diligence costs. These costs have been included in other expenses.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Identifiable assets acquired and liabilities assumed

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition.

Cash and cash equivalents	712
Trade and other receivables	691
Inventory	827
Property and equipment	480
Right-of-use assets	627
Deferred tax asset	857
Customer relationships	1,690
Intangible assets	3,237
Goodwill	7,470
Trade and other payables	(1,275)
Lease liability	(434)
Deferred tax liabilities	(1,271)
Total identifiable net assets acquired	13,611

Measurement of fair value

The fair value of the intangible assets (Customer relationships, Technology and Backlog) is determined using the multi-period excess earnings method, whereby the subject asset is valued by the discounted net cash flows expected to be generated by the intangible assets, after deducting a fair return on all other assets that are part of creating the related cash flows.

The aggregate cash flows derived from the Group as a result of the acquisition:

Cash and cash equivalents paid	(13,611)
Cash and cash equivalents of Formatec Holding	712
(12,899)

Goodwill

The goodwill is attributable mainly to the skills and technical talent of Admatec’s and Formatec’s work force, their technology and the synergies expected to be achieved from integrating Admatec and Formatec into the Group’s existing business. Admatec and Formatec fit the Group’s target markets, and the combined offering will increase the number of applications that can be relevant for mass manufacturing. None of the goodwill recognized is expected to be deductible for tax purposes.

Note 10 – Other payables

	December 31,
	2023	2024
Accrued expenses and other	7,208	5,723
Contract liabilities	3,857	3,523
Employees and related liabilities	11,252	9,918
Government authorities	2,686	3,130
Current maturities in respect of government grants	262	167
	25,265	22,461

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 11 – Liability in respect of government grants

	December 31,
	2023	2024
Balance as of January 1	1,986	2,157
Payment of royalties	(298)	(180)
Revaluation of the liability	469	(967)
Balance as of December 31	2,157	1,010

Current maturities in respect of government grants	262	167
Non-current liability in respect of government grants	1,895	843

As of December 31, 2024, Nano Tech received grants from the Israeli Innovation Authority (“IIA”), to finance development projects in the aggregate amount of $3,843. In consideration, Nano Tech undertook to pay the IIA royalties at the rate of 3% of the future sales up to the amount of the grants received. The Group recognized a liability using a discount rate of 19%.

Note 12 – Equity

A.	The Company’s share capital (in thousands of ordinary shares)

	Ordinary shares
	2023	2024
Issued and paid-up share capital as of December 31	235,597	215,777
Authorized share capital	500,000	500,000

Share capital (in thousands of shares of NIS 5 par value per share)

	Ordinary shares
	2023	2024
Issued as of January 1	258,564	235,597
Repurchase of treasury shares	(32,016)	(26,043)
Exercise of warrants during the period	3,559	3
Exercise of share options and RSUs during the period	5,490	6,220
Issued and paid-in share capital as of December 31	235,597	215,777

B.	Treasury shares

As of December 31, 2024, the Company held 58,070,185 ordinary shares, constituting approximately 21.2% of its issued and paid-in share capital. The rights attached to the Company’s own shares that were acquired are suspended until their re-issuance.

In February 2023, the Company announced that it would put into action our previously announced share repurchase plan, or the $100 million Repurchase Plan, allowing it to invest up to $100 million to repurchase our ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The $100 million Repurchase Plan was approved by the Israeli court in in August 2022 for a period of up to 12 months and was later extended by an additional two months. The $100 million Repurchase Plan expired on October 12, 2023, with $4,160,138 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2023 were made pursuant to the $100 million Repurchase Plan.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

In August 2023, the Company’s board of directors authorized a repurchase plan, or the $200 million Repurchase Plan, allowing us to invest up to $200 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors. The Israeli court approved the $200 million Repurchase Plan on October 17, 2023 for a twelve-month period. The $200 million Repurchase Plan expired on October 16, 2024, with $130,504,940 remaining, and thereafter no longer eligible for repurchases under such plan. All repurchases made in 2024 were made pursuant to the $200 million Repurchase Plan.

In January 2025, the Company’s board of directors authorized a repurchase plan, or the $150 million Repurchase Plan, allowing it to invest up to $150 million to repurchase ADSs from time to time, in open market transactions, and/or in privately negotiated transactions or in any other legally permissible ways, depending on market conditions, share price, trading volume and other factors.

C.	Translation reserve from foreign operations

The movement in the foreign currency translation reserve is as follows:

	For the year ended December 31,
		2022	2023	2024

	Currency	Thousand USD
Net change in foreign currency translation reserve for:
GIS	GBP	(1,221)	205	6
Admatec-Formatec	EURO	302	85	(170)
Essemtec and Nano Swiss	CHF	114	1,910	(1,597)
Other		(19)	146	(124)
		(824)	2,346	(1,885)

D.	Rights Plan

In January 2024, the Company entered into a rights agreement, or the Rights Plan. The Rights Plan was designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over our Company. The Rights Plan expired on January 25, 2025.

Note 13 – Revenues

The Company has one operating segment, which generates revenue via industrial manufacturing solutions of multi-disciplinary technology - combining hardware, software, and materials science.

Revenues per product category:

	For the year ended December 31
	2022	2023	2024
Consumables	5,487	7,795	9,506
Support services	3,217	4,590	5,453
Sales of systems	34,929	43,929	42,816
Total revenue	43,633	56,314	57,775

Revenues per geographical locations:

	For the year ended December 31
	2022	2023	2024
Americas	14,309	22,340	21,010
APAC	4,361	2,947	3,393
EMEA	24,963	31,027	33,372

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Total revenue	43,633	56,314	57,775

Timing of revenue recognition:

	For the year ended December 31
	2022	2023	2024
Services transferred over time	3,217	4,590	5,453
Goods transferred at a point in time	40,416	51,724	52,322
Total revenue	43,633	56,314	57,775

The table below provides information regarding receivables and contract liabilities deriving from contracts with customers.

	For the year ended
	December 31
	2023	2024
Trade receivables	12,710	9,141
Contract liabilities	3,857	3,523

The contract liabilities primarily relate to the advance consideration received from customers for contracts giving yearly maintenance for the printer. The revenue is recognized in a straight-line basis over the contracts’ period.

Contract costs

Management expects that commissions paid to agents for obtaining contracts are recoverable. The Group applies the expedient included in IFRS 15.94 and recognizes incremental costs for obtaining the contract as an expense as incurred, where the amortization period of the asset it would have otherwise recognized is one year or less.

Note 14 – Cost of revenues

	For the year ended December 31
	2022	2023	2024
Raw materials, materials and consumables	15,915	18,696	20,315
Payroll and related expenses	7,180	9,586	9,045
Other	1,848	2,477	1,765
Total	24,943	30,759	31,125

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 15 – Further detail of profit or loss

	For the year ended December 31
	2022	2023	2024
A. Research and development expenses
Payroll	35,638	33,462	23,276
Share-based payment expenses	17,424	7,722	4,127
Materials for R&D use	6,881	6,584	1,853
Subcontractors	10,344	6,717	2,211
Patent registration	506	689	529
Depreciation	3,038	3,859	2,972
Rental fees and maintenance	642	1,081	785
Other	1,290	1,890	1,404
	75,763	62,004	37,157
B. Sales and marketing expenses
Payroll	20,057	19,075	15,584
Share-based payment expenses	8,616	2,490	1,142
Marketing and advertising	5,057	4,685	5,096
Rental fees and maintenance	392	319	245
Travel abroad	2,567	2,555	1,808
Depreciation	1,502	1,369	1,716
Other	642	1,214	1,360
	38,833	31,707	26,951

C. General and administrative expenses
Payroll	9,321	14,032	13,542
Share-based payment expenses	4,940	8,448	7,749
Professional services	(*) 8,109	29,122	11,109
Office expenses	2,704	1,613	1,293
Travel abroad	743	674	1,368
Depreciation	563	926	1,413
Rental fees and maintenance	286	515	533
Other	2,199	2,924	3,052
	28,865	58,254	40,059
D. Other expenses (income), net
Other income	—	(3,774)	(486)
Other expenses (**)	(*) 1,592	2,147	6,452
	1,592	(1,627)	5,966

E. Finance income
Revaluation of liability in respect of government grants	—	—	967
Exchange rate differences	—	1,568	—
Revaluation of financial liabilities	4,516	—	—
Revaluation of financial assets at fair value through profit and loss (***)	—	23,462	—
Bank interest	18,449	45,904	42,573
	22,965	70,934	43,540
F. Finance expenses
Exchange rate differences	16,135	—	705
Bank and other fees	148	245	95
Finance expenses in respect of lease liability	180	477	557
Revaluation of financial assets at fair value through profit and loss (***)	62,791	—	52,256
Revaluation of financial liabilities	—	461	32
Revaluation of liability in respect of government grants	217	469	—
	79,471	1,652	53,645

(*) Reclassified

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

(**) In 2024, expenses related to Desktop and Markforged transaction costs, see note 1(B)(2); In 2023, expenses related to the reorganization, see note 18(C); In 2022, expenses related to GIS and Formatec Holding transaction costs.

(***) See note 20(C)(2) regarding investment in securities measured at fair value through profit and loss.

Note 16 – Income Tax

A.	Corporate tax rate

The tax rate relevant to the Company in the years 2022 to 2024: 23%

B.	Benefits under the Law for the Encouragement of Industry (Taxes)
a.	The Company and some of its subsidiaries qualify as “Industrial Companies” as defined in the Law for the Encouragement of Industry (Taxes) – 1969, and accordingly they are entitled to benefits, of which the most significant are, under limited conditions, the possibility of submitting consolidated tax returns with related Israeli companies and amortization in three equal annual portions of issuance expenses when registering shares for trading as from the date the shares of the company were registered.
b.	The Company and certain subsidiaries are submitting a consolidated tax return to the tax authorities in accordance with the Law for the Encouragement of Industry (Taxes) – 1969. As a result, the companies are, inter alia, entitled to offset their losses from the taxable income of other companies, subject to compliance with certain conditions.
C.	Description of the implications of the tax laws applicable to affiliated companies incorporated outside of Israel

The Group companies operating outside of Israel are subject to the tax laws applicable in the countries of residence and the activity of those companies. The tax rates applicable to material companies outside of Israel are:

Companies incorporated in Switzerland (varies from canton to canton) - tax rate of approximately 12% (the relevant canton).

Company incorporated in UK - tax rate of 19% until March 31, 2023 and 25% from April 1, 2023, onward.

Companies incorporated in Netherlands - tax rate of 19% for taxable income up to Euro 200 thousand and tax rate of approximately 25% for taxable income above Euro 200 thousand.

Companies incorporated in U.S. – Federal tax rate of 21%.

Companies incorporated in Germany – Corporate tax rate of 15.8%.

D.	Composition of income tax expenses (income)

	Year ended December 31
	2022	2023	2024
Current tax expenses	845	73	397
Deferred tax income	(581)	(11)	—
Income tax expenses	264	62	397

E.	Deferred tax assets and liabilities

Deferred taxes are calculated according to the tax rate anticipated to be in effect on the date of reversal as stated above.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The movement in deferred tax assets and liabilities is attributable to the following items:

				Total
	Intangible			deferred
	assets and	Employee		tax asset
	inventories	benefits	Other	(liability)
Balance of deferred tax asset (liability) as of January 1, 2023	(33)	148	—	115
Changes recognized in profit or loss	33	(22)	—	11
Changes recognized in other comprehensive income	—	(126)	(75)	(201)
Balance of deferred tax liability as of December 31, 2023	—	—	(75)	(75)

				Total
	Intangible			deferred
	assets and	Employee		tax asset
	inventories	benefits	Other	(liability)
Balance of deferred tax liability as of January 1, 2024	—	—	(75)	(75)
Changes recognized in other comprehensive income	—	—	75	75
Balance of net deferred tax asset (liability) as of December 31, 2024	—	—	—	—

F.	Theoretical tax

The main reconciliation between the theoretical tax on the pre-tax profit and the tax expense derives from temporary differences and tax losses for which deferred taxes are not created.

G.	Tax assessments

The Israeli entities have final tax assessments until and including the 2019 tax year.

H.	Accumulated losses for tax purposes and other deductible temporary differences

As of December 31, 2024, the Group has a net operating loss for tax purposes of approximately $411,665, most of which originated in the Israeli companies. The Group also has capital loss for tax purposes of approximately $87,573.

As of December 31, 2024, the Group has deductible temporary differences in the amount of approximately $6,975, mainly relating to share-based payment expenses, revaluation of financial assets and liabilities and research and development expenses which are deductible over a period of three years for tax purposes.

The Group has not recognized a tax asset for the aforesaid losses and deductible temporary differences, due to the uncertainty regarding the ability to utilize those losses and deductible of temporary differences in the future.

I.	Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnerships and Determination of their Taxable Income), 1986.

As a “Foreign investment company” (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company’s management has elected to apply Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) – 1986, from January 2018. Accordingly, its taxable income or loss is calculated in USD.

J.	During 2022, the Company completed a merger of two of its subsidiaries, that are located in Israel. NanoFabrica and DeepCube were merged into Nano Tech. The merger was approved by the Israeli tax authorities.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 17 – Loss per share

A.Basic loss per share

The calculation of basic loss per share as of December 31, 2024 was based on the loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding, calculated as follows:

	For the year ended December 31
	2022	2023	2024
Weighted average number of ordinary shares (thousands of shares)	257,794	248,019	218,311
Loss attributable to the owners of the Company (thousands USD)	227,423	54,550	95,894

Weighted average number of ordinary shares:

	Year ended December 31
	2022	2023	2024
	Thousands	Thousands	Thousands
	of shares	of shares	of shares
	of NIS 5.0	of NIS 5.0	of NIS 5.0
	par value	par value	par value
Balance as of January 1	257,376	258,564	235,597
Effect of share options exercised	418	687	595
Effect of warrants exercised	—	2,307	2
Effect of shares issued during the year	—	1,893	3,063
Repurchase of treasury shares	—	(15,432)	(20,946)
Weighted average number of ordinary shares used to calculate basic loss per share as of December 31	257,794	248,019	218,311

B.Diluted loss per share

The calculation of diluted loss per share as of December 31, 2024 was based on loss attributable to the owners of the company divided by a weighted average number of ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows:

Loss attributable to owners of the company (diluted)

	Year ended December 31
	2022	2023	2024
Loss used to calculate basic loss per share	227,423	54,550	95,894
Changes in fair value of warrants classified as liabilities	227	7	56
Loss attributable to ordinary shareholders	227,650	54,557	95,950

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Weighted average number of ordinary shares (diluted)

	Year ended December 31
	2022	2023	2024
	Thousands	Thousands	Thousands
	of shares	of shares	of shares
	of NIS 5.0	of NIS 5.0	of NIS 5.0
	par value	par value	par value
Weighted average number of ordinary shares used to calculate loss per share	257,794	248,019	218,311
Effect of warrants issued	96	96	64
Weighted average number of ordinary shares used to calculate diluted loss per share as of December 31	257,890	248,115	218,375

As of December 31, 2024, 48,708,661 options, warrants and RSUs (in 2023: 53,651,683 and 2022: 63,478,648) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

Note 18 – Employee Benefits

Employee benefits include post-employment benefits, short-term benefits, termination benefits, and share-based payments.

With regards to share-based payments, see Note 19.

With regards to benefits to key management employees, see Note 23.

A.	Composition of employee benefits:

	December 31,	December 31,
	2023	2024
Presented under current liabilities – other payables:
Short-term employee benefits	11,252	9,918
Total	11,252	9,918

Presented under non-current liabilities – employee benefits:
Long-term employee benefits	289	—
Recognized liability for defined benefit plan, net	2,484	4,700
Total	2,773	4,700

Following note 9(B)(1), the amounts detailed above include 39% of the deferred and contingent consideration arises from acquisition of GIS, for selling shareholders that require continued employment in order to be entitled to this consideration, in the amount of $453 (2023 - $344) and $0 (2023 - $289) in short-term and long-term, respectively.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

B.	Post-employment benefit plans – defined benefit plan

Essemtec, a subsidiary of the Company, located in Switzerland, participates in a defined benefit plan. Employees in Switzerland are insured against the risks of old age, death and disability. Essemtec is affiliated to the collective foundation Bâloise Collective BVG foundation. The supreme governing body of the pension fund is the Foundation Council, which is made up of an equal number of representatives from the employees and the employer. The pension fund rules, together with the legal provisions concerning occupational pension plans, constitute the formal regulatory framework of the pension plan. Individual retirement savings accounts are maintained for each beneficiary, which savings contributions varying with age are credited to as well as any interest which accrues. The rate of interest to be applied to the retirement savings accounts is set each year by the Foundation Council, having regard to the financial situation of the pension fund. The amounts credited to the individual savings accounts are funded by savings contributions from both the employer and employees. In addition, the employer pays risk contributions to fund death and disability benefits.

The standard retirement age is 65 for women and men. Employees are entitled to early retirement with a reduced old-age pension. The amount of the old-age pension is the result of multiplying the individual retirement savings account at the time of retirement by a conversion rate set out in the pension-fund rules. The retirement benefits can also be paid out in the form of a capital payment either in full or in part. The amount of disability pensions is determined as a percentage of the insured salary and is independent of the number of years of service.

The Group’s defined benefit obligations and the related defined benefit costs are determined at each balance sheet date by a qualified actuary using the Projected Unit Credit Method. The amount recognized in the consolidated balance sheet represents the present value of the defined benefit obligations reduced by the fair value of plan assets. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

1.	Plan assets

As of December 31, 2024, plan assets were comprised of qualifying insurance policies of $17,908 (December 31, 2023: $17,109).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

2.	Movement in net defined benefit liabilities (assets) and in their components

	Defined benefit				Net defined benefit
	obligation		Fair value of plan assets		liability (asset)
	2023	2024	2023	2024	2023	2024
Balance as of January 1	14,101	19,593	(12,913)	(17,109)	1,188	2,484
Included in profit or loss
Current service cost	459	607	—	—	459	607
Past service cost	(385)	(223)	—	—	(385)	(223)
Interest cost (income)	341	356	(312)	(310)	29	46
Administrative cost	24	30	—	—	24	30
Effect of movements in exchange rates	1,404	(1,399)	(1,286)	1,222	118	(177)
Included in other comprehensive income
Actuarial loss arising from financial assumptions	1,284	2,356	—	—	1,284	2,356
Actuarial loss arising from other assumptions	—	930	—	—	—	930
Return on plan assets excluding interest income	—	—	361	(523)	361	(523)
Effect of movements in exchange rates	260	(127)	(185)	53	75	(74)
Other movements
Contributions paid by the employer	—	—	(669)	(756)	(669)	(756)
Contributions paid by the employees and plan participants	3,207	1,780	(3,207)	(1,780)	—	—
Benefits paid	(1,102)	(1,295)	1,102	1,295	—	—
Balance as of December 31	19,593	22,608	(17,109)	(17,908)	2,484	4,700

3.	The defined benefit liability is attributed to the plans’ participants as follows:

-Active members: 94% (2023: 95%)

-Pensioners: 6% (2023: 5%)

4.	Actuarial assumptions and sensitivity analysis

Principal actuarial assumptions at the reporting date (expressed as weighted averages):

5.	Actuarial assumptions and sensitivity analysis

	2023	2024
	%	%
Discount rate as of December 31	1.9	0.85
Future salary growth	1.9	1
Interest rate on the savings account	1.9	1.25
Price inflation	1.9	1
Social security increase	1.9	1
Future pension growth	0	0

Assumptions regarding future mortality are based on published statistics and mortality tables (BVG 2020 generational).

The calculation of the defined benefit obligation is sensitive to the mortality assumptions in accepted mortality tables. As a result, an increase of one year in average life would cause an increase in the defined benefit obligation of $317 as of December 31, 2024.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

	December 31,
	0.5 percentage		0.5 percentage
	point increase		point decrease
	2023	2024	2023	2024
Future salary growth	79	113	(78)	(113)
Discount rate	(1,273)	(1,605)	1,431	1,831

6.	Effect of the plan on the Group’s future cash flows

The Group expects $736 in contributions to be paid to the funded defined benefit plan in 2025.

As of December 31, 2024, the weighted-average duration of the defined benefit obligation was 15.2 years (2023: 13.9 years).

C.	Termination liability

In 2023 the Company’s board of directors approved, as part of a reorganization plan in several departments of the Company, an employment termination of Company employees worldwide, with preferable terms.

In 2023, an expense related to payroll compensation due to this plan, in the amount of $2,147, was recognized in other expenses. The remaining termination liability in the amount of $1,488 was paid in 2024.

Note 19 – Share-based payment

A.	During 2022, the Company granted to employees, officers, directors and consultants 13,840,000 non-tradable share options and RSUs, which are exercisable into 13,840,000 ordinary shares. The share options and the RSUs vest over a period of three years to four years. The share options will be exercisable until the earlier of (a) the four year anniversary of the vesting date of such options, and (b) 90 days from the end of employment date, in consideration for an exercise price ranging between $2.52 to $3.79 for each share option. Some of the share options include a cashless exercise mechanism.

During 2022, the Company re-priced the share options granted to a small group of certain employees, directors and senior management, after receiving approval to do so from the Israeli tax authorities. In accordance with the repricing, every two old share options were converted into one RSU, without an exercise price. The vesting period of the new RSUs will be 4 years. As a result of this modification, there was an increase in the fair value of the equity instruments granted, measured immediately before and after the modification. Hence, the Company measured the incremental fair value granted, and recognized it over the period from the modification date until the date when the modified equity instruments vest.

During 2023, the Company granted to employees, officers, directors and consultants 6,108,000 non-tradable share options and RSUs, which are exercisable into 6,108,000 ordinary shares. The share options and the RSUs vest over a period of two to four years. The share options will be exercisable until the earlier of (a) the four year anniversary of the vesting date of such options, and (b) 90 days from the end of employment date in consideration for an exercise price of $3.05 for each share option. The share options include a cashless exercise mechanism. In addition, the Company changed the vesting terms of options to purchase 1,000,000 ADSs granted to an officer of the Company.

During 2024, the Company granted employees, officers, directors and consultants 5,817,136 non-tradable RSUs, which are exercisable into 5,817,136 ordinary shares. The RSUs vest over a period of three to four years.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

B.	On April 22, 2021, the Group acquired 100% of the shares and voting interests in DeepCube. After the acquisition, one of DeepCube’s founders continued to work at DeepCube, in the role of Chief Technology Officer. In accordance with the terms of the acquisition agreement, 892,465 ordinary shares of the Company will be issued to this founder, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founder. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $7,756, and were recognized as post-acquisition compensation cost.

During 2022-2024, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2024: $363 (2023: $522, 2022: $489) was treated as repurchase of equity awards that was reduced from equity.

In addition, as part of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of DeepCube (the acquiree’s awards) for 299,455 RSUs of the Company (the replacement awards). The acquiree’s awards were granted during the years 2018 to 2021 and were generally subject to a 4year vesting schedule. The replacement awards were granted on the acquisition date and are subject to a 3-year vesting schedule.

C.	On April 26, 2021, the Group acquired 100% of the shares and voting interests in NanoFabrica. In accordance with the terms of the acquisition agreement, 1,178,008 ordinary shares of the Company will be issued to NanoFabrica’s founders, with a share price protection mechanism. The granting of these shares is subject to conditions related to the continued employment of the founders. Hence these shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at $10,941, and were recognized as post-acquisition compensation cost.

During 2022 and 2023, the Company chose to settle the share price protection mechanism in cash, and therefore the cash paid in the amount of 2023: $3,937 (2022: $516) was treated as repurchase of equity awards that was reduced from equity. In addition, as part of the acquisition agreement, the Group exchanged equity-settled share-based payment awards held by employees of NanoFabrica (the acquiree’s awards) for $76,928 RSUs of the Company (the replacement awards). The acquiree’s awards were granted during the years 2017 to 2020 and were generally subject to a 4 year vesting schedule. The replacement awards were granted on the acquisition date and are subject to a 3 year vesting schedule.

D.	The fair value of share options is measured using the Black-Scholes-Merton formula, Binomial pricing model or Monte Carlo simulations. Measurement inputs include the share price on the measurement date, the exercise price of the instrument, expected volatility (based on the weighted average volatility of the Company’s shares, over the expected term of the options), expected term of the options (based on general option holder behavior and expected share price), expected dividends, and the risk-free interest rate (based on government debentures).

There were no stock options awards during 2024.

The following is the range of fair value of the RSUs granted during the years 2022-2024:

(in U.S dollars)	2022	2023	2024
Range of fair value of the RSUs granted during the year	2.47-3.82	2.39-2.86	2.05-2.83

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

E.	The number of share options, warrants and RSUs granted to employees, consultants and directors are as follows:

	2023	2024
	Warrants Share options	Warrants Share options
	and RSU’s	and RSU’s
Outstanding of January 1	62,162,638	52,335,673
Granted during the year	6,108,000	5,817,136
Exercised and vested during the year	(11,817,807)	(6,562,479)
Forfeited or expired during the year	(4,117,158)	(3,255,474)
Outstanding of December 31	52,335,673	48,334,856
Exercisable as of December 31	30,650,839	36,238,887

F.	The share-based payments expenses in 2024 were $13,883 (2023: $20,101, 2022: $32,563).

Note 20 – Financial instruments

A.	Risk management policy

The actions of the Group expose it to various financial risks, such as a credit risk, market risk (including a foreign currency risk and share price risk), liquidity risk and cash flow risk for the interest rate. The comprehensive risk-management policy of the Group focuses on actions to limit the potential negative impacts on financial performance of the Group to a minimum. The Group does not typically use derivative financial instruments in order to hedge exposures. Risk management is performed by the Group’s Chief Executive Officer in accordance with the policy approved by the board of directors.

The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

B.	Credit risk

The Group does not have a significant concentration of credit risks.

The cash of the Group is deposited in Israeli, European and U.S. banking corporations. In the estimation of the Group’s management, the credit risk for these financial instruments is low.

In the estimation of the Group’s management, it does not have any material expected credit losses.

C.	Market risk
(1)	Foreign currency risk

A currency risk is the risk of fluctuations in a financial instrument as a result of changes in the exchange rate of the foreign currency.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The following is the classification and linkage terms of the financial instruments of the Group:

	NIS	USD	Other	Total
December 31, 2024
Cash	13,035	297,577	6,557	317,169
Bank deposits	91,069	349,721	—	440,790
Restricted deposits	428	389	488	1,305
Trade receivables (net)	56	4,449	4,636	9,141
Other receivables	882	341	2,165	3,388
Investment in securities	—	86,190	—	86,190
	105,470	738,667	13,846	857,983
Financial liabilities at amortized cost	(8,188)	(9,657)	(7,196)	(25,041)
Total net financial assets	97,282	729,010	6,650	832,942

December 31, 2023
Cash	24,537	278,993	6,041	309,571
Bank deposits	110,881	431,086	—	541,967
Restricted deposits	555	386	—	941
Trade receivables (net)	67	8,193	4,450	12,710
Other receivables	5,126	2,935	1,452	9,513
Investment in securities	—	138,446	—	138,446
	141,166	860,039	11,943	1,013,148
Financial liabilities at amortized cost	(9,415)	(10,019)	(11,161)	(30,595)
Total net financial assets	131,751	850,020	782	982,553

The following is a sensitivity analysis of changes to profit (loss) and equity in the exchange rate of the NIS as of December 31:

	2023	2024
Increase at a rate of 5%	6,588	4,864
Increase at a rate of 10%	13,175	9,728
Decrease at a rate of 5%	(6,588)	(4,864)
Decrease at a rate of 10%	(13,175)	(9,728)

(2)	Share price risk

During 2022, the Group acquired shares of Stratasys Ltd. (“Stratasys”), a technology company traded on the Nasdaq Stock Exchange and engaged in the 3D printing solutions area, for an amount of $177,775. As of December 31, 2024, the Company owns 9,695,115 of Stratasys’ ordinary shares, with a value of approximately $86,190 (2023: $138,446) which constitute, as of December 31, 2024, approximately 13.52% (2023: 14.02%) of Stratasys’ ordinary shares. Therefore, a revaluation loss was recorded in the amount of $52,256 (2023: gain of $23,462). A change of 1% in Stratasys’ share price would have impact our profit or loss by the amount of $862 (2023: $1,384).

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

On July 24, 2022, Stratasys’ board of directors approved a poison pill mechanism, which will block the possibility of controlling or having a significant influence on Stratasys without the approval of Stratasys’ board of directors. In accordance with the approved poison pill, when there will be a shareholder who owns 15% of Stratasys, every other shareholder will be entitled to purchase a new share issued to such shareholder by Stratasys at a price of $0.01 per share, and in this way will be able to dilute the shareholder who owns 15%, which is not entitled to this right, unless the purchase of the shares that reached the 15% threshold was approved by the Stratasys’ board of directors. The poison pill was valid for one year, until July 24, 2023.

On December 21, 2023, Stratasys’ board of directors approved a new poison pill mechanism, which is substantially a duplication of the previous poison pill, with some minor changes (the “Revised Poison Pill”). The Revised Poison Pill was initially valid for one year, until December 2024, and thereafter was extended by Stratasys’ board of directors for an additional one year period, ending December 19, 2025.

D.	Fair value of financial instruments

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, trade payables and other payables are the same or proximate to their fair value.

The table below presents an analysis of financial instruments measured at fair value through profit or loss using a valuation methodology in accordance with the fair value hierarchy levels (for a definition of the various hierarchy levels, see Note 2.E regarding the basis of preparation of the financial statements).

December 31, 2024

	Level 1	Level 2	Total
Financial assets:
Traded shares	86,190	—	86,190
Total assets:	86,190	—	86,190
Financial liabilities:
Total liabilities	—	—	—

December 31, 2023

	Level 1	Level 2	Total
Financial assets:
Traded shares	138,446	—	138,446
Total assets:	138,446	—	138,446
Financial liabilities:
Liability in respect of warrants	—	56	56
Total liabilities	—	56	56
Presented under current liabilities	—	56	56

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

E.	Liquidity risk

The table below presents the repayment dates of the Group’s financial liabilities based on the contractual terms in undiscounted amounts:

		More than
	First year	a year	Total
December 31, 2024
Trade payables	4,249	—	4,249
Other payables	8,242	—	8,242
Lease liabilities	3,968	6,547	10,515
Bank loan	138	276	414
Liability in respect of government grants	167	843	1,010
	16,764	7,666	24,430
December 31, 2023
Trade payables	4,696	—	4,696
Other payables	9,838	—	9,838
Financial derivatives and deferred consideration	56	—	56
Lease liabilities	4,473	8,742	13,215
Bank loan	38	595	633
Liability in respect of government grants	262	1,895	2,157
	19,363	11,232	30,595

Note 21 – Leases

A.	Information regarding material lease agreements
a.	The Group leases vehicles for approximately three-year periods from several different leasing companies and from time to time changes the number of leased vehicles according to its current needs. The leased vehicles are identified by means of license numbers and the vehicle’s registration, with the leasing companies not being able to switch vehicles, other than in cases of deficiencies. The leased vehicles are used by the Group’s quarters staff in Israel, marketing and salespersons and other employees whose employment agreements include an obligation of the Group to put a vehicle at their disposal. The Group accounted for the arrangement between it and the leasing companies as a lease arrangement in the scope of IFRS 16, “Leases” and for the arrangement between it and its employees as an arrangement in the scope of IAS 19, “Employee Benefits”. The agreements with the leasing companies do not contain extension and/or termination options that the Group is reasonably certain to exercise.

A lease liability and right-of-use asset in the amount of $306 have been recognized in the statement of financial position as of December 31, 2024, in respect of leases of vehicles.

b.	The Group leases offices in Ness-Ziona, Israel, for a contractual period of up to five years under a few different contracts for different floors used for offices, labs and manufacturing facilities. The contractual periods of the aforesaid lease agreements end in August 2024, November 2026 and July 2027. In September 2024 the group extended its lease offices in Ness-Ziona by an additional two years until September 2026, recognizing additional $596 right-of-use asset. The Group also leases office in Tel Aviv, Israel, for a contractual period of five years, which ends in March 2027, offices in Waltham, Massachusetts, U.S., for a contractual period of seven years, which ends in February 2029, in Munich, Germany for a contractual period of five years, which ends in December 2027, and in Alkmaar and Goirle, Netherlands, for a contractual period of five and seven years which end in April 2028 and April 2029 respectively. In December 2023, the Group extended its offices lease in Goirle, Netherlands until March 2029, recognizing an additional $613 right-of-use asset.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

The lease payments in some of the Group’s leases in Israel and Germany are linked to the local consumer price indexes known on the lease’s date of inception. A revaluation of the lease payments was recognized as a right-of-use asset. The asset was adjusted by the amount of $160 in 2024.

The Group has the option to extend some of its lease agreements. In measuring the lease liability and the right-of-use asset, the Group did not take into account those options since under the current management those options are not reasonably certain to be exercised.

B.	Right-of-use assets:

	Buildings	Vehicles	Total
Balance as of January 1, 2023	16,201	338	16,539
Depreciation	(4,316)	(256)	(4,572)
Disposals	(293)	(46)	(339)
Additions	613	316	929
Remeasurement	(536)	—	(536)
Effect of changes in exchange rates	44	7	51
Balance as of December 31, 2023	11,713	359	12,072
Depreciation	(3,803)	(230)	(4,033)
Disposals	—	(96)	(96)
Additions	969	306	1,275
Remeasurement	159	1	160
Effect of changes in exchange rates	(60)	(11)	(71)
Balance as of December 31, 2024	8,978	329	9,307

C.	Lease liabilities

Maturity analysis of the Group’s lease liabilities:

	December 31,	December 31,
	2023	2024
Maturity analysis of the Group’s lease liabilities:
Less than one year	4,473	3,968
One to five years	8,520	6,547
Above 5 years	222	—
Total	13,215	10,515

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

D.	Amounts recognized in profit or loss

	2022	2023	2024
Interest expenses on lease liability	180	477	557
Expenses relating to leases	3,723	4,911	4,129
	3,903	5,388	4,686

During the years ended December 31, 2024 and 2023, the Company paid a total of $4,524 and $4,823, respectively, for lease payments.

Note 22 - Contingent liabilities

On February 12, 2023, Murchinson Ltd., BPY Limited, Nomis Bay Ltd., Boothbay Absolute Return Strategies, LP. and Boothbay Diversified Alpha Master Fund, LP., (collectively “Murchinson”) filed a statement of claim in the Central District Court in Israel (the “Court”), alleging that certain shares of the Company, registered under Form S8, filed with the SEC on January 27, 2023, were allocated unlawfully and in bad faith, resulting in the deprivation of shareholders’ rights. The Company filed a statement of defense and certain discovery affidavits were exchanged between the parties. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On February 27, 2023, the Company filed a statement of claim in the Central District Court in Israel, alleging that Murchinson had no right, pursuant to Israeli law, to convene a special meeting of shareholders because they were not shareholders of the Company (but rather ADS holders). Murchinson filed a statement of defense and certain discovery affidavits were exchanged between the parties. Following a pre-trial hearing on June 18, 2023, the Court ordered that the matter will be stayed until the Court rules on the claim that Murchinson filed on March 26, 2023 (as detailed below). On November 21, 2024, the Court ruled in favor of Murchinson in the statement of claim that Murchinson filed on March 26, 2023. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

On March 26, 2023, Murchinson filed a statement of claim, along with a motion for temporary injunctive relief, in the Central District Court in Israel, alleging that Murchinson had the right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023, and that the resolutions approved in that special general meeting were legal and binding. On November 21, 2024, the Court issued its ruling on the claim. The Court accepted Murchinson’s claim that as ADR holders of the Company, Murchinson were within their rights to convene the special meeting of shareholders on March 20, 2023, and therefore the special meeting of shareholders was legal and binding. Consequently, the Court ruled that the resolutions adopted at the special meeting of shareholders on March 20, 2023 were valid and binding. The Court also ordered the Company to pay Murchinson 200,000 NIS in legal fees. On January 20, 2025, the Court’s ruling became final (considering that the Company did not file an appeal until that date). On December 11, 2024, Murchinson sent a demand letter in which it demanded that the Company reimburse their costs related to the special meeting of shareholders on March 20, 2023, including litigation costs, pursuant to section 64(b) of the Companies Law. Murchinson did not commence a legal proceeding in connection with this demand letter. At this stage, the Company cannot estimate the chances of the demand to be accepted.

On August 31, 2023, Murchinson filed a statement of claim in the Central District Court in Israel, against the Company and Mr. Yoav Stern, alleging that the Company wrongfully counted certain proxy cards during the Company’s annual general meeting of shareholders held on September 7, 2023 and that as a result certain members of the board were removed and replaced by Murchinson’s nominees and other members of the board were removed entirely. The Company filed a counterstatement of claim on January 18, 2024, and its statement of defense on January 21, 2024. On September 23, October 27 and November 25, 2024, hearings were held. On April 23, 2025, the Company filed a motion to schedule a hearing regarding the need (or lack thereof) to adjudicate the claim and counterclaim, alleging that this matter had become moot due to changes in the Company’s board of directors that took place in the recent months. Murchinson filed its response to the motion and the response on April 29, 2025.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

On March 27, 2023, the Company filed a complaint in the United States District Court for the Southern District of New York, alleging that EOM Management LTD, Nomis Bay Ltd., and BPY Ltd. (together in this paragraph, “Murchinson”), Anson Advisors Inc., Anson Funds Management LP, and Anson Management GP LLC (together, “Anson”), and Boothbay Fund Management, LLC, Boothbay Absolute Return Strategies LP and Boothbay Diversified Alpha Master Fund, LP (together, “Boothbay”) improperly engaged in coordinated efforts to acquire a large stake in the Company and interfered with its business operations, in violation of U.S. securities laws and New York law. The complaint also alleged that the defendants’ conduct violated Section 13(d) of the Exchange Act and constituted breach of contract, tortious interference with prospective business relationships, and unjust enrichment. On May 2, 2023 and June 23, 2023, Murchinson and Anson filed amended disclosures with the SEC. On July 10, 2023, the United States District Court dismissed the Company’s federal securities claims against Murchinson, Anson, and Boothbay and declined to exercise supplemental jurisdiction concerning the Company’s state law claims, dismissing them without prejudice. On August 9, 2023, the Company appealed the District Court’s decision to dismiss the Company’s claims arising under Section 13(d) of the Exchange Act. On May 20, 2024, the United States Court of Appeals for the Second Circuit affirmed the District Court's decision.

On July 14, 2023, the Company filed a complaint in the Supreme Court of the State of New York, alleging that Murchinson and Anson breached multiple provisions of the contract that governs their holdings of ADS certificates of the Company. On August 3, 2023, the Supreme Court of the State of New York denied the Company’s motion for a preliminary injunction and temporarily stayed the Company’s claim until the Central District Court in Israel issued a ruling regarding Murchinson’s right, pursuant to Israeli law, to convene a special meeting of shareholders on March 20, 2023.  The stay remains in place and the parties are due to provide the Court with the next status update on May 23, 2025.

On May 1, 2023, Murchinson filed a complaint in the United States District Court for the Southern District of New York, alleging that the Company and its directors violated New York Civil Rights Law §§ 70a and 76a when they initiated the above-referenced litigation in the United States District Court for the Southern District of New York.  On August 9, 2023, the Company filed a motion to dismiss the complaint in its entirety. On April 24, 2025, the motion to dismiss hearing was held before Judge Rochon. Decision is pending.

On July 20, 2023, Mr. Kfir Sapir, an ADR holder of the Company, filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, in which he claimed that the directors breached their fiduciary duties in connection with the takeover bid the Company made in 2023 to acquire shares of Stratasys Ltd. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for June 11, 2025.

On December 7, 2022, Mr. Kfir Sapir, an ADR holder of the Company, filed a discovery motion, in advance of a motion to certify a derivative action against the Company and its directors, in the Tel Aviv District Court in Israel, in which he requested the discovery of certain documents relating to the Company’s acquisition of DeepCube Ltd. (“DeepCube”). On October 19, 2023, following a response filed by the Company and based on Mr. Sapir’s statement that he intended to file a motion to certify a derivative action, the Court dismissed the discovery motion without prejudice. On September 5, 2023, Mr. Sapir filed a motion, in the Tel Aviv District Court in Israel, to certify a derivative action against the Company and its directors, alleging that the Company’s acquisition of DeepCube was unreasonable and that the directors breached their fiduciary duties by approving the acquisition of DeepCube. The Company and the directors filed responses to the motion to certify a derivative action and a pre-trial hearing is scheduled for June 11, 2025.

On March 18, 2024, the Company filed a statement of claim, along with a motion for temporary injunctive relief, against Murchinson and Mr. Moshe Sarfati (“Sarfati”), a senior analyst at Murchinson, in the Central District Court in Israel, alleging that Murchinson and Sarfati breached their duty of good faith towards the Company and committed tortious interference with prospective business relationships by contacting senior officers at certain third-party companies with whom the Company had business discussions. Murchinson and Sarfati filed a response, and later, following the Court’s recommendation, the parties filed summary briefs. On April 28, 2025, the parties filed a joint motion for withdrawal of the claim, which was approved by the Court on April 29, 2025.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 23 – Transactions and balances with related parties

Balances with related parties

	December 31,
	2023	2024
Employee benefits liabilities	1,474	1,274

A.	Shareholders and other related parties’ benefits

	Year ended on December 31,
	2022	2023	2024
Salaries and related expenses- related parties employed by the Group (*)	10,185	11,818	7,522
Number of related parties	8	8	6
Compensation for directors not employed by the Group	374	408	42
Number of directors	7	8	12

(*)The figures include share-based payment expenses of $5,172 (2023: $6,692, 2022: $7,333)

B.	On April 22, 2021, the Company acquired 100% of the shares and voting interests in DeepCube. The founders of DeepCube are Mr. Eli David and Mr. Yaron Eitan (through his holding in Anaknu LLC (“Anaknu”), of which he is one of the shareholders). Mr. Eli David and Mr. Yaron Eitan were directors of DeepCube. Mr. Eli David also continued to work at DeepCube after the acquisition, in the role of Chief Technology Officer. In February 2025, Eli David’s contract was terminated.

For the sale of their holdings in the company, the founders received the following consideration (Mr. Eli David and Anaknu in aggregate):

1.	Cash payments - $19,420.
2.	Payment in equity instruments to Anaknu 1,339 thousand ordinary shares with a fair value of $11,682. Those shares were entitled to a share price protection mechanism for a period of 12 months. In April 2022 an amount of $3,661 was paid with regards to this price protection mechanism.
3.	Post-acquisition compensation cost 892 thousand ordinary shares, with a share price protection mechanism for a period of 12 to 36 months, subject to conditions related to the continued employment of Mr. Eli David. These shares were not taken into account as part of the consideration for the business combination. The fair value of those shares, with the share price protection mechanism, was estimated at the transaction date at $7,756.

For the year ended December 31, 2024, $365 (2023: $1,190, 2022: $3,286) of share-based compensation was recognized as share-based payment expenses.

C.	During 2022, the Company granted 285,000 RSUs to directors and 1,770,000 RSUs to officers of the company. In addition, the Company granted options to purchase 400,000 ADSs to an officer of the Company at an exercise price of $3.79 per ADS and replaced options to purchase 3,241,737 ADSs granted before to certain officers and directors of the Company with 1,620,869 RSUs.
D.	During 2023, the Company granted 270,000 RSUs to directors and 1,700,000 RSUs to officers of the company. In addition, the Company changed the vesting terms of options to purchase 1,000,000 ADSs granted to an officer of the Company.
E.	In 2023, Mr. Yoav Stern exercised 4,816,282 warrants into 3,559,073 shares.
F.	During 2024, the Company granted 266,000 RSUs to directors and 1,500,000 RSUs to an officer of the company.

For additional information regarding share-based payments transactions with officers and directors see note 19.

Nano Dimension Ltd

Notes to Consolidated Financial Statements

U.S. dollars in thousands (except share and per share data)

Note 24 – Events after the reporting date

A.	After the reporting period, the Company granted 3,500,000 RSUs to employees, officers and directors of the Company. The RSUs represent the right to receive ordinary shares at a future time and vest over a period of three to four years.
B.	On April 2, 2025, the Company consummated the merger with Desktop Metal and acquired 100% of its shares for an aggregate consideration of approximately $179.3 million, or $5.295 per share in cash. The transaction will be accounted for as a business combination, and the assets acquired and liabilities assumed from Desktop Metal will be recorded at fair value as of the acquisition date.

On April 25, 2025, the Company consummated the merger with Markforged and acquired 100% of its shares for an aggregate consideration of approximately $116.4 million, or $5.00 per share in cash. The transaction will be accounted for as a business combination, and the assets acquired and liabilities assumed from MarkForged will be recorded at fair value as of the acquisition date.

The Company expects that both acquisitions will help accelerate the growth its business. Given the proximity between the transactions closing dates and the Company’s Annual Report on Form 20-F, the preliminary purchase price allocation has not yet been completed. Management expects to complete the purchase price allocation by the end of 2025 and that the main assets will include accounts receivables, inventories, property and equipment, customer relationship, technology and goodwill.

C.	After the reporting period, the Company has entered into separation agreements with the following members of senior management: Tomer Pinchas (former CFO and COO ), Nick Geddes (former Senior CTO) and Zivi Nedivi (former President).
D.	After the reporting period, the Company implemented a complete cost reduction program for the DeepCube product line.